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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 16712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 AND ENDING 09/30/18
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanderbilt Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Froehlich Farm Blvd

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing

DEC 03 2018

Washington 11797C

Woodbury   New York   11797
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC

(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401	Kennet Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _Stephen A. Distante_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Vanderbilt Securities , LLC_ , as of _September 30_ , 20 _18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Vanderbilt Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vanderbilt Securities, LLC as of September 30, 2018, and the related statements of operations, changes in ownership equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vanderbilt Securities, LLC as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vanderbilt Securities, LLC's management. Our responsibility is to express an opinion on Vanderbilt Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vanderbilt Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Supplemental Information

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Vanderbilt Securities, LLC's financial statements. The supplemental information is the responsibility of Vanderbilt Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPA

We have served as Vanderbilt Securities, LLC's auditor since 2015.

Kennett Square, Pennsylvania

November 29, 2018

Vanderbilt Securities, LLC
Statement of Financial Condition

September 30, 2018

	2018
Assets	
Cash and cash equivalents	$ 494,905
Commissions receivable	1,633,346
Other receivables	34,275
Prepaid expenses	107,114
Total current assets	2,269,639
Note receivable from related party	60,000
Goodwill	150,000
Total assets	$ 2,479,639
Liabilities and partners' capital	
Liabilities	
Accounts payable and accrued expenses	$ 1,291,829
Bank credit line	100,000
Bank credit line interest payable	222
Due to Related Party	97,813
Legal Settlement Payable	55,000
Total current liabilities	1,544,864
Members' equity	934,775
Total liabilities and member's equity	$ 2,479,639

NOTES TO FINANCIAL STATEMENTS

Organization and Nature of Business

Vanderbilt Securities, LLC, (a limited liability company), (the "Company"), operates in New York as an introducing securities broker-dealer in which securities transaction orders for customers are placed through a clearing agent (National Financial Services, LLC) on a fully disclosed basis. The Company does not hold securities on behalf of customers and the firm did not maintain margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2018.

Commissions Receivable and Payable
Commissions receivable consists of amounts due from the sale of securities. The commission is due within thirty (30) days.

Income Taxes

The Company has elected to be treated as a "C" Corporation pursuant to the "Internal Revenue Code" and the New York State Revenue Code.

The federal and state tax returns of the Company for the years ended September 30, 2015 through 2018 are subject to examination by the taxing authorities, generally for three years after they were filed.

NOTES TO FINANCIAL STATEMENTS

Line of Credit

The company has a $250,000 line of credit with Chase Bank. Interest is payable monthly at the London Interbank Offered Rate (LIBOR) rate plus 7.50%, adjusted monthly. At September 30, 2018 the company had an outstanding balance of $100,222.23 on the line of credit. The loan is secured by all the assets of the Company.

Legal Settlement Payable

The company reached a settlement agreement with a customer in the amount of $55,000. The customer agreed to the settlement in lieu of arbitration. The customer has agreed to an installment payment plan payable as follows: $25,000 on 10/15/18, $15,000 payable on 11/15/18, and $15,000 payable on 12/15/18.

Intangible Asset

In connection with the acquisition of Vanderbilt Financial Group, the Company has subsumed into goodwill all intangible assets acquired in the transaction. The company paid $75,000 for the purchase of the business and $75,000 for the purchase of the company name. The assets have indefinite lives and therefore are not amortized.

Related Party Transactions

The Company has a contractual arrangement with another corporation, which is wholly owned by the officer/sole stockholder of the Company. The Company pays the other corporation for leasing office space, leasing and purchasing office equipment and furnishings, administrative personnel and other general and overhead expenses. Administrative fees charged under this arrangement were $3,530,000 for the year ended September 30, 2018. These Administrative fees charged include rent expense incurred for the year ended September 30, 2018 of $591,511.

The Company has a note from this same above mentioned corporation in the amount of $300,000, receivable in installments of $60,000 per annum, with payments beginning October 1, 2014 and ending October 1, 2018. This note bears no interest. The Company elected to make a $60,000 installment payment for the fiscal year ending 2018.

The Company has a liability due to a Related Party. The Related Party is an RIA, PFG Investments Inc. d/b/a Vanderbilt Advisory Services. The total amount due to the RIA is revenue that was generated by the RIA, and then deposited into the Company. Such amounts are reimbursed as practicable.

Net Capital Requirements

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" rules, the Company is required to maintain a minimum of $50,000 or $102,991 (1/15 (6 2/3%) of

aggregate indebtedness) whichever is greater. At September 30, 2018, the Company had net capital of approximately $588,246 which was $485,255 in excess of the $102,991 required to be maintained at that date. The Company's net capital ratio was 2.63 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

NOTES TO FINANCIAL STATEMENTS

In the normal course of business, the Company executes, as agent, transactions on benefit of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Concentrations and Credit Risk

The Company places its cash with high quality financial institutions. At times, such amount may be in excess of the FDIC insurance limits.

The Company uses a single clearing broker to process all its transactions and maintain all its accounts. There are other clearing brokers available for the Company's use.

Subsequent Events

Management has evaluated events through November 29, 2018, the date on which the financial statements were available to be issued.



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Vanderbilt Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2018, which were agreed to by Vanderbilt Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Vanderbilt Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Vanderbilt Securities, LLC's management is responsible for Vanderbilt Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no variances;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. The Form SIPC-7 was mathematically accurate, there were no related schedules and adjustments; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, CPA

Kennett Square, PA
November 29, 2018

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended __9/30/2018__
(Read carefully the instructions in your Working Copy before completing this Form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(35-REV 6/17)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
16712   FINRA   SEP
Vanderbilt Securities, LLC
125 Froehlich Farm Blvd
Woodbury, NY 11797-2906
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $6,633

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (3,429   )
     5/14/18
         Date Paid

   C. Less prior overpayment applied   (0   )

   D. Assessment balance due or (overpayment)   3,204

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $3,204

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ☐ Funds Wired ✓
     Total (must be same as F above) $3,204

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vanderbilt Securities, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __26__ day of __November__, 20 __18__.

CEO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/17
and ending 9/30/18

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 15,978,095

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   10,873,765

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   523,533

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   11,223

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   27,056

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   66,308

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 10,276

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 54,172

        Enter the greater of line (i) or (ii)   54,172

        Total deductions   11,556,056

2d. SIPC Net Operating Revenues $ 4,422,039

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 6,633

                                                  (to page 1, line 2.A.)

2



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Vanderbilt Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Vanderbilt Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vanderbilt Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Vanderbilt Securities, LLC stated that Vanderbilt Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Vanderbilt Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vanderbilt Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, CPA

Kennett Square, Pennsylvania
November 29, 2018

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com